

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail
Stephen K. Coss, Esq.
Senior Vice President and General Counsel
Sonic Automotive, Inc.
4401 Colwick Road
Charlotte, North Carolina 28211

> **Re:**   **Sonic Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 5, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed October 25, 2012**
> **File No. 001-13395**

Dear Mr. Coss:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-3

1. We refer you to Rule 5-02-20 & 24 of Regulation S-X. Please tell us and provide a tabular disclosure within a footnote showing the nature of various components along with their quantified amounts recorded within the Other Accrued Liabilities and Other Long-Term Liabilities line items, or advise us why you are not required to do so.

2. Please tell us and disclose the amount of cash overdrafts as of December 31, 2011, 2010 and 2009, as well as where these amounts are classified on the consolidated balance sheets and consolidated statements of cash flows.

Consolidated Statements of Cash Flows, page F-7

3. We note your net presentation of (repayments) borrowings on notes payable floor plan – non-trade within the Financing Activities section of the Consolidated Statements of Cash Flows. Please explain how this line item meets the criteria for net presentation within the Consolidated Statements of Cash Flows. See FASB ASC 230-10-45-7 through 230-10-45-9.

Note 11. Fair Value Measurements, page F-36

4. We note your presentation of assets or liabilities measured at fair value on a non-recurring basis on page F-36, as well as your disclosure of immaterial impairment charges recorded related to certain assets within Property and Equipment on page F-16. However, the amounts presented on page F-36 appear to represent the carrying amounts of the corresponding assets and liabilities accounts based on the balance sheets on page F-3 rather than their respective fair values. If so, please clarify by revising your disclosure that they are not recorded at fair value or revise by providing the required disclosure pursuant to ASC 820-10-50-5(a).

Ratio of Earnings to Fixed Charges, Exhibit 12.1

5. We note your calculation of fixed charges excludes interest expense associated with floor plan interest. Please tell us how the exclusion of floor plan interest complies with paragraph (A) within the instructions to Item 5-03(d) of Regulation S-K. Additionally, please provide us with a reconciliation of the reported amount of Interest expense, excluding floor plan interest included on Exhibit 12.1 to that within the consolidated statement of income on page F-4.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Unaudited Condensed Consolidated Statement of Stockholders' Equity, page 6

6. We note your presentation of a reduction in Paid-In Capital to derecognize the equity component of your 5.0% Convertible Notes on page 6 as well as your discussion of the repurchase of the 5.0% Convertible Notes on pages 13 and 14. Please explain to us and disclose in further detail how you accounted for the repurchase under GAAP including the relevant literature you relied upon and provide us with supporting journal entries. Please be detailed in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Thomas H. O'Donnell, Esq.
        Dykema Gossett PLLC